OFFICE OF THRIFT SUPERVISION
                             Washington, DC  20552


                               SCHEDULE 13D/A
                     Under the Security Exchange Act of 1934
                               (Amendment No. 1)

                              NASB Financial, Inc.
                               (Name of issuer)

                   Common stock, Par Value $0.15 Per Share
                        (Title and Class of Securities)

                                   628968109
                                 (CUSIP Number)



                                Michael G. Dunn
                               204-B Marina Drive
                        St. Simons Island, Georgia  31522
           (Name, Address, and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 April 7, 2005
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule
13d-1(f) or Rule 13d-1(g), check the following box.   [   ]

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CUSIP NO.  628968109

1.  Name of Reporting Person
    SS or IRS Identification Number of Person

      Michael G. Dunn

2.  Check the Appropriate Box if a Member of a Group
            (a)  [  ]     (b)  [  ]

3.  SEC Use Only

4.  Source of Funds
      Personal Funds

5.  Check Box if Disclosure of Legal Proceeding is Require
    Pursuant to Item 2(d) or 2(e):  [  ]

6.  Citizenship or Place of Organization
      United States Citizen

7.  Sole Voting Power
      504,612 shares

8.  Shared Voting Power
      -0-

9.  Sole Dispositive Power
      504,612 shares

10. Shared Dispositive Power
      -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
      504,612 shares

12. Check Box if the Aggregate Amount in Row 11 Excludes Certain
    Shares   [ ]

13. Percent of Class Represented by Amount in Row 11
      5.97%

14. Type of  Reporting Person
      IN


Item 1.  Security and Issuer

     This statement relates to NASB Financial, Inc. (the
"Company"), common stock, par value $0.15 per share. The principal executive offices of the Company are located at 12498 S. 71
Highway, Grandview, MO  64030.

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Item 2.  Identity and Background

     The person filing this statement is Michael G. Dunn.  Mr.
Dunn's business address is 204-B Marina Drive, St. Simons Island,
Georgia 31522. Mr. Dunn's present business occupation is private investor.

     Mr. Dunn, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     Mr. Dunn, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree, or final order enjoining further violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Dunn is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

     As of this date, Mr. Dunn owns 504,612 shares of stock.

     The funds used by Mr. Dunn to purchase the stock have come from Mr. Dunn's personal funds.


Item 4.  Purpose of Transaction

    Prior to this transaction, Mr. Dunn owned 917,636 shares of the Company's common stock, which represent approximately 10.9% of the total shares outstanding. Mr. Dunn had acquired the stock for investment purposes, and may or may not acquire additional stock for investment.

     On April 7, 2005, Mr. Dunn transferred 413,024 shares of the Company's common stock to his former spouse. Subsequent to the transfer, Mr. Dunn has no beneficial ownership in these shares.
Mr. Dunn's remaining 504,612 shares represent approximately 6.0% of the total shares outstanding.


Item 5.  Interest in Securities of the Issuer

     Mr. Dunn owns 504,612 shares of stock, which represent approximately 6.0% of the outstanding stock of the Company.

     Mr. Dunn has the sole power to vote and dispose of 504,612 of these shares.

     Mr. Dunn has not purchased any shares of the Company's stock in the past sixty days.


Item 6.  Contracts, Agreements, Understandings or Relationships
With Respect to Securities of the Issuer

     None.


Item7.  Material to be Filed as Exhibits

     None.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  April 11, 2005                   By:  /s/Michael G. Dunn
                                             Shareholder

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